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                               June 30, 2020

       James Barnes
       Chief Financial Officer
       WRAP TECHNOLOGIES, INC.
       1817 W 4th Street
       Tempe, Arizona 85281

                                                        Re: WRAP TECHNOLOGIES,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed June 19, 2020
                                                            File No. 333-239329

       Dear Mr. Barnes:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Description of Certain Provisions of Delaware Law and Our Certificate of Incorporation and
       Bylaws
       Choice of Forum, page 12

   1. We note your disclosure that you do not believe that the exclusive forum provision "would not apply to suits
brought to enforce a duty or liability created by the Securities Act or the
                                                        Exchange Act." Please
revise to remove the reference to your belief about the provision and state clearly
whether it does or does not apply to the Securities Act or the Exchange
                                                        Act. In addition, the
statement as currently written appears to indicate that the exclusive forum provision does
apply to the Securities Act and the Exchange Act. Please confirm or revise your disclosure.
 James Barnes
WRAP TECHNOLOGIES, INC.
June 30, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameJames Barnes                             Sincerely,
Comapany NameWRAP TECHNOLOGIES, INC.
                                                           Division of
Corporation Finance
June 30, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName